UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-42586

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PINNACLE FOOD GROUP LIMITED
(Registrant’s name)

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600 837 West Hastings Street
Vancouver BC V6C 2X1 Canada
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒            Form 40-F ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2026 Extraordinary General Meeting.

Exhibits No.	Description
99.1	Notice of Extraordinary General Meeting and Proxy Statement
99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINNACLE FOOD GROUP LIMITED
Date: September 17, 2026	By:	/s/ Jiulong You
	Name:	Jiulong You
	Title:	Chief Executive Officer

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